SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                            Amendment No. 4
                                --------
                         ASM International N.V.
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                            (Name of Issuer)

               Common Stock, par value Euro 0.4 per share
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                     (Title of Class of Securities)

                               N07045102
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                             (CUSIP Number)

            Mellon HBV Alternative Investment Strategies LLC
                      200 Park Avenue, Suite 5400
                        New York, NY 10166-3399
                             (212) 922-8200
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        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                             August 7, 2006
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        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No. N07045102
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      1    NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Mellon HBV Alternative Strategies LLC
           I.R.S. No.:  13-4050836
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      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ ]
                                                              (b)[X]
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      3    SEC USE ONLY
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      4    SOURCE OF FUNDS*
           WC
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      5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
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      6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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      7    SOLE VOTING POWER
           4,098,018
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      8    SHARED VOTING POWER
           0
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      9    SOLE DISPOSITIVE POWER
           4,098,018
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      10   SHARED DISPOSITIVE POWER
           0
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      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           4,098,018
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      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (see Instructions)     [ ]
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      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.8%
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      14   TYPE OF REPORTING PERSON (see Instructions)
           IA
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


              Amendment No. 4 to Schedule 13D relating to
                         ASM International N.V.

Introduction:

      Mellon HBV, the Reporting Person, is filing this Amendment No. 4 to
Schedule 13D relating to ASM International N.V. (the "Issuer" or "ASMI") to disclose recent discussions with the Issuer and an increase in the Reporting Person's beneficial ownership of Common Stock.

      MHBV is in discussion with the Issuer regarding matters we believe to be of concern to the Issuer's Shareholders. MHBV has proposed to include on the agenda for the upcoming Extraordinary General Meeting scheduled for November 27, 2006 a proposal for Shareholder consideration relating to a resolution or motion on the proposed split between the back end operations and front end operations of the business of the Issuer. MHBV and the Issuer are presently discussing the exact nature and scope of the agenda item for the Extraordinary General Meeting.

      During the Annual General Meeting of May 19, 2006, the ASMI Board and Supervisory Board have committed themselves to (propose to) adapt the process of appointment and dismissal of board members to the Dutch Corporate Governance standard. Such adaptation at least entails that the present system of binding nominations by the ASMI Board for appointment and that dismissal of Board members can be set aside by a majority shareholders' vote.

Item 5.  Interest in Securities of the Issuer.

      (a) As of August 7, 2006, it may be deemed that on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority the Reporting Person beneficially owns 4,098,018 shares of the Issuer's Common Stock (the "Shares"), representing approximately 7.8% of the outstanding Common Stock (based on 52,678,952 shares outstanding as reported by the Issuer, on its Annual Report on Form 20-F for its fiscal year ended December 31, 2005).

      (c) The table below sets forth transactions in the Issuer's Common Stock that the Reporting Person effected during the past sixty (60) days relating to the Issuer. Each transaction set forth below is sale.

Date            Action      Currency*     Number of          Price
                                           Shares
05/31/06        Buy         EUR                53,065             13.3337
06/01/06        Buy         EUR                 5,000             13.2500
06/05/06        Buy         EUR                30,776             13.1878
06/06/06        Buy         EUR                65,000             12.8384
06/07/06        Buy         EUR                 5,000             12.5600
06/08/06        Buy         EUR                 7,742             12.1599
06/08/06        Buy         EUR                32,258             12.1599
06/12/06        Buy         EUR                 1,936             12.0950
06/12/06        Buy         EUR                 8,064             12.0950
06/29/06        Buy         EUR                43,878             12.1102
06/30/06        Buy         EUR                25,000             12.1900
07/12/06        Sell        EUR                 5,000             12.0500
07/13/06        Buy         EUR                24,905             11.7420
07/13/06        Buy         EUR                25,000             11.7300
07/14/06        Buy         EUR                15,000             11.5267
7/18/06         Buy         EUR                15,000               11.28
7/21/06         Buy         EUR                15,000               11.09
7/25/06         Buy         EUR                31,613               11.46
7/25/06         Buy         EUR                25,000               11.47
7/26/06         Buy         EUR                15,400               11.47
7/26/06         Buy         EUR                25,000               11.50
7/27/06         Buy         EUR                20,000               11.42
7/27/06         Buy         EUR                50,000               11.45
06/30/06        Sell        EUR                 5,199             15.8039
06/30/06        Sell        EUR                 1,787             15.8039
06/30/06        Sell        EUR                 1,815             15.8039
06/30/06        Sell        EUR                   884             15.8039
06/30/06        Sell        EUR                14,310             15.8039
06/30/06        Sell        EUR                 1,181             15.8039
07/27/06        Buy         EUR                20,000             11.4239
07/27/06        Buy         EUR                50,000             11.4500
08/02/06        Sell        EUR                14,000             12.4509
08/03/06        Sell        EUR                 9,450               12.35
08/03/06        Buy         EUR                12,765               12.35
08/04/06        Buy         EUR                21,093               12.43
08/03/06        Sell        EUR                   318               15.44
08/03/06        Buy         EUR                   318               15.44
08/04/06        Sell        EUR                   936               15.62
08/07/06        Buy         EUR                56,089             12.3661


________________________________
*  As of the date hereof, the conversion rate is 1EUR = 1.2877
US Dollars.  (Source:  Wall Street Journal)

         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2006

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley
         --------------------------------
         William F. Harley III
         Chief Investment Officer